REPUBLIC PROVIDES THIS TEMPLATED FORM C FOR THE CONVENIENCE OF ISSUERS WHO HAVE AGREED TO CONDUCT REGULATION CROWDFUNDING OFFERINGS ON ITS PORTAL. THIS FORM C TEMPLATE IS SUBSTANTIALLY INCOMPLETE AND REQUIRES EACH ISSUER AND THEIR ATTORNEY TO THOROUGHLY COMPLETE, REVIEW AND FORM CHECK ITS CONTENTS BEFORE SUBMITTING IT TO THE SEC. UNTIL FILED WITH THE SEC, THE CONTENTS OF THIS FORM C AND ITS EXISTENCE ARE STRICTLY CONFIDENTIAL AND MAY NOT BE SHARED OR DISCUSSED WITH ANYONE EXCEPT FOR THE ISSUER'S AUTHORIZED AGENTS AND REPRESENTATIVES.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

MINNA Goods, LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

New York

Date of Organization:

December 29, 2014

Physical Address of Issuer:

421 Warren Street
Hudson, NY 12534

Website of Issuer:

https://www.minna-goods.com/

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

August 15, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

The Company currently has 8 employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$457,916	$561,290
Cash & Cash Equivalents	$101,931	$225,721
Accounts Receivable	$46,919	$42,909
Short-term Debt	$241,114	$256,633
Long-term Debt	$248,571	$193,557
Revenues/Sales	$1,511,195	$1,209,731
Cost of Goods Sold	$688,671	$544,183
Taxes Paid	$[-][1]	$1,000
Net Income (loss)	($94,212)	$68,494

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

---

[1] Note to Form C: The Company filed for an extension for 2021 taxes.

May 12, 2022

MINNA Goods, LLC

MINNA

Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

MINNA Goods, LLC ("**Minna**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 15, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by a qualified third party or escrow agent (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$200,000	$12,000	$188,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the four percent (4%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.minna-goods.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/minna-goods

The date of this Form C is May 12, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

i

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Minna is a retailer of ethically made home goods, formed in the State of New York as a limited liability company on December 29, 2014. The Company became a Certified B Corporation on October 25, 2021.

The Company is located at 421 Warren Street, Hudson, NY, 12534.

The Company's website is https://www.minna-goods.com/ .

The Company conducts business in the State of New York and sells products through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/minna-goods and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$200,000
Offering Deadline	August 15, 2022
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 27.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022, and into the future due to COVID-19, the Company's revenue has been adversely affected by brick and mortar closures, increases in shipping costs and longer lead times for the sourcing of raw materials as a result of the pandemic.

The Company relies on its manufacturing partners to remain operational and on the availability of source materials that may be affected by pandemics and other global crises. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In

developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our executive officers and key employees. In particular, we are dependent on Sara Berks, our Founder and CEO. The Company does not have an employment agreement with Sara Berks, and there can be no assurance that it will do so or that she will continue to be employed by the Company for a particular period of time. The loss of Sara Berks could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The market for the home furnishings industry is highly competitive.

We may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered and overall customer experience. The home furnishings industry is characterized by the continual introduction of new concepts and is subject to rapidly changing customer preferences and legal regulations. The entrance of new competitors into our markets could reduce revenue and operating margins.

Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the home furnishings industry. There can be no assurance that such competitors will not be more successful than us, based on imitation or otherwise. Any inability to compete successfully with competitors, shifts in customer preferences away from home furnishings or our inability to develop new products or services that appeal to customers may negatively affect revenues.

We may be adversely affected by fluctuations in raw materials and energy costs.

Increases in the prices of the components and raw materials used in our products could negatively affect the sales of our merchandise and our product margins. Changes in prices for raw materials are dependent on a number of factors beyond our control, including macroeconomic factors that may affect commodity prices (including prices for oil, lumber and cotton); changes in supply and demand; general economic conditions; significant political events; labor costs; competition; import duties, tariffs, anti-dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases (such as the recent outbreak of COVID-19). In addition, energy costs have fluctuated dramatically in the past and, in recent periods, energy prices have been declining and could experience significant volatility in the near term. Depending on the nature of changes in these different factors that affect our business, we may experience an adverse impact on our business for different reasons including increased costs of operation or decreased product margins.

We will incur significant expenses due to the implementation of our business strategy.

We are subject to substantial risks, expenses and difficulties frequently encountered in the implementation of our business strategy. Even if we are successful in developing new products, it may require us to incur substantial, additional expenses, including, without limitation, advertising and promotional costs. Accordingly, we may incur additional losses in the future as a result of the implementation of our business strategy, even if revenues increase. In addition, we hope to experience growth in our operations, which will place significant demands on our management, operational and financial infrastructure. If we do not effectively manage its growth, we may fail to timely deliver products to our customers in sufficient volume, and the quality of our products could suffer, which could negatively affect our operating results. To effectively manage this growth, we will need to hire additional persons, and will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These additional employees, systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could hurt our ability to manage growth and our financial position.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications

sent to Investors prior to the Offering are attached as <u>Exhibit D</u>. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such

rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

MINNA is a design-led, B Corp certified brand that creates ethically made home goods rooted in traditional craft techniques. We collaborate with artisan groups in Latin America to create handmade pieces for the modern home. By combining a contemporary, exclusive design sensibility with traditional craft techniques, we are able to bring artisan crafts to a wider audience. In doing so, we create and sustain jobs, while also ensuring that ancient and indigenous craft techniques are preserved.

Business Plan

The Company plans to significantly expand its business by increasing profitability for its current products and creating new products and styles. By removing our wholesale tier, we can make pricing more accessible while having an overall higher profit margin. The capital we raise here will empower us to expand our marketing and product development as we continue to grow and scale our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bedding/Blankets/Pillows	Handwoven blankets, duvets, pillows, pillowcases. Materials: cotton, natural dyes, alpaca	Direct-to-Consumer, Trade, Wholesale, Brick-and-mortar
Kitchenware	Handcrafted glassware, coasters, dishes, flatware, placemats, tablecloths. Materials: cotton, glass, recycled glass, recycled plastic, jute, ceramic	Direct-to-Consumer, Trade, Wholesale, Brick-and-mortar
Rugs	Handwoven rugs and mats. Materials: cotton, wool, alpaca, natural dyes, jute	Direct-to-Consumer, Trade, Wholesale, Brick-and-mortar
Bath Textiles	Handwoven towels, robes, bathmats. Materials: cotton, wool, alpaca, natural dyes, jute, recycled plastic	Direct-to-Consumer, Trade, Wholesale, Brick-and-mortar
Baskets	Handwoven baskets. Materials: cotton, recycled plastic, jute, palm leaves	Direct-to-Consumer, Trade, Wholesale, Brick-and-mortar
Art	Original Watercolor paintings	Direct-to-Consumer, Trade, Brick-and-mortar
Home Décor and Accessories	An assortment of sourced goods, curated from other brands such as candles, ceramics, dinnerware, books, furniture, jewelry, apothecary, etc.	Direct-to-Consumer, Trade, Wholesale, Brick-and-mortar

Competition

MINNA sits at the perfect junction between two rapidly expanding industries: the artisan sector and the direct to consumer home goods industries. The global home decor market is roughly 727 billion dollars, and the U.S. market alone is at 150 billion dollars. The artisan sector generates an estimated 616 billion dollars annually.

The home decor industry varies from small independent designers to large, mass-produced companies. When we consider our competition, we look to see what their design perspective is: is it unique and contemporary, is it mainstream and safe, are they curating only with products that can be found elsewhere? We then consider how it's made: is it small batch, do they have scalable handmade processes in place, is it mass-manufactured with a lack of transparency? Given the market, MINNA has singular positioning with a clear, design perspective and certified transparency practices.

Customer Base

We sell our products to a direct-to-consumer market online, brick-and-mortar, to the trade, and to other retail partners. Some of our high profile retailers include DWR, Nordstrom, and Food52. Our direct customer base shops with their values and are willing to pay a premium for ethically made goods. Currently, our end-customer base is made up of 25-45 year-olds mostly centered in the North East, California, and major metropolitan areas, though we are quickly gaining traction and brand awareness outside of those areas. Our customer base skews female.

Supply Chain

We work in partnership with over 26 artisan groups throughout Latin America. In each region, we have a logistics team facilitating everything from material acquisition, to production updates, to product consolidation, before shipping to our warehouse in Upstate New York, where we distribute to all of our sales channels.

We began our artisan partnerships in 2015 with two groups in Mexico and two groups in Guatemala. Year over year we've expanded our work adding additional groups in Mexico and Guatemala, and onboarding new techniques and partners in Peru, Uruguay, and Bolivia. By replicating our scalable handmade working method, we can effectively begin onboarding additional partners. In 2022, we are already slated to add 5 more groups in Mexico and to establish relationships in two new countries, Colombia and Argentina.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
Reg #: 6045267	MINNA	Trademark. Service Mark.	March 26, 2019	May 5, 2020	United States
Reg #: VA0002144097	Abstract Throw	Copyright – Visual Material	2017-02-01	2018-12-20	United States
Reg #: VA0002145413	Dream Rug	Copyright – Visual Material	2018-02-01	2018-12-20	United States
Reg #: VA0002087704	Split Pillow	Copyright – Visual Material	2015-08-15	2017-08-07	United States
Reg #: VA0002161315	Formas II Pillow	Copyright – Visual Material	2016-02-01	2018-12-20	United States
Reg #: VA0002161312	Formas I Pillow	Copyright – Visual Material	2016-02-01	2018-12-20	United States
Reg #: VA0002087705	Cartographer Pillow	Copyright – Visual Material	2015-08-15	2017-08-07	United States
Reg #: VA0002087706	Mountain Pillow	Copyright – Visual Material	2015-08-15	2017-08-07	United States
Reg #: VA0002191190	Norma Rug	Copyright – Visual Material	2019-09-01	2019-10-03	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Internal Hiring	16%	$4,000	16%	$171,200
Production / Product Development	18%	$4,500	18%	$192,600
Marketing	25%	$6,250	25%	$267,500
Artisan Development Initiatives	15%	$3,750	15%	$160,500
Brick & Mortar Expansion	20%	$5,000	20%	$214,000
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Internal Hiring (16%): Hiring in our marketing and sales departments, as well as production.

Production / Product Development (18%): New product development, investing in materials, new product categories.

Marketing (25%): Content creation, paid ad spend, SEO.

Artisan Development Initiatives (15%): In order to realize our fullest growth potential we need capital to formalize the infrastructures we've started to build with our artisan partnerships. Future initiatives include creating training and growth plans for each workshop we work with and creating partnerships with non-artisan sector specific NGOs to develop additional trainings around heath, finance and business.

Brick & Mortar Expansion (20%): Laying the groundwork for two new retail spaces by 2025.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sara Berks	Founder, CEO	Founder and CEO at MINNA Goods, LLC, Jan 2013 - current	BFA in Graphic Design from the School of Visual Arts (2010)

Biographical Information

Sara Berks: Meet Sara, the visionary founder and CEO behind MINNA. Named one of Dwell Magazine's '30 Emerging Talents in the World of Design,' Sara's singular style and conscience-driven work are beloved internationally. A weaver and painter, Sara has a distinct understanding of what it takes to create timeless pieces for the home. Her design background from SVA helped hone the identity of MINNA, but ultimately it was her passion for learning about artisanal textiles that led her to work in Latin America. Sara's dedication to honoring these artisans has led to creating steady workstreams through MINNA that aid in craft preservation and job creation in Mexico, Guatemala, Uruguay, Bolivia, and Peru. Sara holds a B.F.A. in Graphic Design (2010) from the School of Visual Arts.

Why the name MINNA? The name MINNA comes from Sara's maternal grandmother's name, dropped upon her arrival to the United States from Germany in 1940. Sara loved this story: nostalgic with a touch of rebellion.

Other Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Suzanne Fonzi	Operations Manager	Operations Manager, April 2021 – current Operations Manager, Rebecca Atwood Designs, Sept 2018-April 2021	BA English, Georgetown (2013)

Biographical Information

Suzanne Fonzi: Formerly the Operations Manager at Rebecca Atwood Designs and Knot + Bow, Suzanne Fonzi is passionate about the behind the scenes work needed to put responsibly made goods into the world. Having worked on teams as lean as 4 and managed teams as large as 18, she has worn many hats and has experience executing a wide variety of business functions including bookkeeping, fulfillment, inventory management, marketing, online customer service, production, and storefront retail. These skills have helped her become an effective project manager and collaborator across departments. Suzanne likes to exercise her creativity through problem solving and strategizing how to maximize the returns on available resources. She holds a B.A. in English (2013) from Georgetown University.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is

adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital consists of 10,000,000 common units (the "**Units**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,000,000 Units will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital consists of:

Type	Common Unit
Amount Outstanding	9,000,000
Par Value Per Share	N/A
Voting Rights	1 vote per Common Unit
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional common units at a later date. The issuance of such additional common units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	90%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan
Creditor	U.S. Small Business Administration
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	Interest Rate: 3.75% per annum Amortization Schedule: Installment payments, including principal and interest, of $731.00 Monthly. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note.
Description of Collateral	All tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code.
Other Material Terms	None.
Maturity Date	5/21/2050
Date Entered Into	5/21/2020

Type	Promissory Note
Creditor	Columbia Economic Development Corporation
Amount Outstanding	$26,627.05
Interest Rate and Amortization Schedule	Interest Rate: 5.00% per annum Amortization Schedule: Commencing on March 15, 2019 and continuing on the 15th day of each month thereafter until February 15, 2025, borrower shall pay to Lender 72 equal consecutive monthly payments of principal in the amount of $724.72 plus accrued interest with such payments to fully amortize the principal balance of the Loan over a six (6) year amortization period.
Description of Collateral	Second lien on property located at 316 East Camp Road, Germantown, New York, and lien on all business assets.
Other Material Terms	Events of Default include, among others, the "death or incompetency of Sara Berks" and cross default of any other indebtedness of the borrower.
Maturity Date	February 15, 2025

Date Entered Into	February 15, 2019

Type	Promissory Note
Creditor	Columbia Economic Development Corporation
Amount Outstanding	$10,805.49
Interest Rate and Amortization Schedule	Interest Rate: 7.25% per annum Amortization Schedule: Commencing on March 15, 2019 and continuing on the 15th day of each month thereafter until February 15, 2025, borrower shall pay to Lender 72 equal consecutive monthly payments of $429.23 including principal and interest with such payments to fully amortize the principal balance of the Loan over a six (6) year amortization period.
Description of Collateral	Second lien on property located at 316 East Camp Road, Germantown, New York, and lien on all business assets.
Other Material Terms	Events of Default include, among others, the "death or incompetency of Sara Berks"
Maturity Date	February 15, 2025
Date Entered Into	February 15, 2019

Type	Business Credit
Creditor	Shopify Capital, Inc.
Amount Outstanding	$45,404.10
Interest Rate and Amortization Schedule	15% remittance rate
Description of Collateral	(a) the SMBA and any other bank accounts associated with Shopify Services accounts of Seller with respect to the Business or any other business owned by Seller, and all balances in such accounts, (b) all personal property of any kind, including but not limited to Seller's accounts (including all Receivables, Other Business Receivables and all other receivables owned by or owed to Seller, the Business, or any other business or d/b/a name owned by the Seller), chattel paper, documents, deposit accounts, equipment, goods, general intangibles, instruments, documents, and inventory (as each of those terms is defined in the Uniform Commercial Code, as in effect from time to time under the laws of the state of Virginia (the "UCC"), (c) all money, cash equivalents, and other assets of Seller that now or hereafter come into the possession, custody or control of Buyer or any

	Receivables Custodian, and (d) all cash and non-cash proceeds (as defined in the UCC) of each of the items described in sections (a)-(c) and products, whether tangible or intangible, of any of the foregoing.
Other Material Terms	N/A
Maturity Date	None
Date Entered Into	Nov 12, 2021

Type	Commercial Business Loan
Creditor	Intuit Financing Inc.
Amount Outstanding	$39,129.50
Interest Rate and Amortization Schedule	Interest Rate: 12% APR Amortization Schedule: Payments to be made on the 23rd of each month for 18 months.
Description of Collateral	None.
Other Material Terms	Cross-Default to any other loan or any other agreement.
Maturity Date	1/23/2023
Date Entered Into	7/23/2021

Type	Business Credit
Creditor	Bank of Greene County
Amount Outstanding	$12,013.81
Interest Rate and Amortization Schedule	Interest Rate: 7.5%
Description of Collateral	Substantially all of the business assets of the Company.
Other Material Terms	None.
Maturity Date	None.
Date Entered Into	January 29, 2018

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Sara Berks	9,000,000 Units of Membership Interests	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

MINNA Goods, LLC (the "**Company**") was formed on December 29, 2014 under the laws of the State of New York, and is headquartered in Hudson, NY. The Company became a Certified B Corporation on October 25, 2021.

Cash and Cash Equivalents

As of April 29, 2022, the Company had an aggregate of $386,214.93 in cash and cash equivalents, consisting of: $47,359.00 in cash, $58,920.19 in accounts receivable and $279,935.74 in inventory, leaving the Company with approximately 4 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy. The Company has raised $50,000 of outside capital through a simple agreement for future equity dated as of March 15, 2022 and is currently in discussions with other investors to raise additional funds (the "**SAFE Round**"). The Company currently does not have any additional outside sources of capital other than the proceeds from SAFE Round and the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the immediate future but is planning for additional brick-and-mortar and pop-up locations in 2023 and beyond.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

The Company has not made any issuances of securities within the last three years.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons or involving conflicts of interest in the last fiscal year.

From 2014 to 2017, the Company maintained a business relationship with Otherwild, a retail store in Los Angeles. The owner of Otherwild is the Company's founder's cousin. Otherwild purchased an estimated $10,000 in product from the Company and the Company purchased an estimated $1,000 in products from Otherwild. The relationship terminated in 2017.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 15, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $200,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,250,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding units, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including convertible preferred units and all outstanding vested or unvested options or warrants to purchase units, but excluding (i) units reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to units, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) units reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued units equal to the Purchase Amount divided by the First Equity Financing Price. Units granted in connection therewith shall have the same liquidation rights and preferences as the units issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued units, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such units, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $100,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any units into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any units into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Sara Berks
_____
(Signature)

Sara Berks
_____
(Name)

_____
CEO, MINNA Goods

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

/s/ Sara Berks
_____
(Signature)

Sara Berks
_____

Manager/ Director
May 12, 2022
_____
(Date)

/s/ Sara Berks
_____
(Signature)

Sara Berks
_____

CEO, MINNA Goods
May 12, 2022
_____
(Date)

EXHIBIT A

Financial Statements

FINANCIAL STATEMENTS

MINNA GOODS, LLC

DECEMBER 31, 2021 AND 2020

TABLE OF CONTENTS

KARP, ACKERMAN, SMALL & HOGAN CPAs, PC

Certified Public Accountants
A Professional Corporation

One Hudson City Centre
Hudson, NY 12534
(518) 828-7618
FAX (518) 828-2105

To the Members
Minna Goods, LLC
Hudson, New York

The accompanying financial statements of Minna Goods, LLC as of and for the year ended December 31, 2021 and December 31, 2020 , were not subjected to an audit, review, or compilation engagement by us and we do not express an opinion, a conclusion, nor provide any assurance on them.

KARP, ACKERMAN, SMALL & HOGAN, P.C.
Certified Public Accountants
Hudson, New York

April 22, 2022

MINNA GOODS, LLC
BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31,

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 102,592	$ 225,721
Receivables	47,578	42,909
Inventory	285,556	274,156
Other current assets	-	823
TOTAL CURRENT ASSETS	$ 435,726	$ 543,609
Fixed assets, net	$ -	$ -
Intangible asset, net	4,105	11,181
Other assets	6,500	6,500
TOTAL ASSETS	$ 446,331	$ 561,290
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 131,838	$ 97,845
Working capital agreements	81,558	130,846
Lines of credit	3,464	-
Loans payable, current	62,642	10,994
Other current liabilities	23,897	16,948
TOTAL CURRENT LIABILITIES	$ 303,399	$ 256,633
Loans payable, net of current portion	185,929	193,557
TOTAL LIABILITIES	$ 489,328	$ 450,190
STOCKHOLDERS' EQUITY		
Paid in capital	$ 29,078	$ 29,078
Retained earnings	(72,075)	82,022
TOTAL STOCKHOLDERS' EQUITY	$ (42,997)	$ 111,100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 446,331	$ 561,290

The accompanying notes are an integral part of the financial statements.

MINNA GOODS, LLC
STATEMENT OF OPERATIONS AND SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	2021	2020
SALES	$ 1,511,254	$ 1,209,731
COST OF GOODS SOLD	688,163	544,183
GROSS PROFIT	$ 823,091	$ 665,548
OPERATING EXPENSES		
Salaries & wages	$ 456,090	$ 272,944
Advertising & marketing	117,361	78,851
Occupancy	71,400	67,920
Legal & professional fees	70,806	26,196
Payroll taxes & employee benefits	69,428	29,245
Office supplies & expenses	41,432	18,304
Bank & processing fees	38,945	36,966
Travel & entertainment	11,838	8,851
Gifts & donations	8,423	16,482
Insurance	8,402	6,720
Other Operating Expenses	2,799	38
Education & training	2,580	4,711
Taxes & licenses	1,010	1,292
Commissions	191	42,362
Dues & subscriptions	54	1,881
TOTAL OPERATING EXPENSES	$ 900,759	$ 612,763
INCOME BEFORE OTHER INCOME AND EXPENSES	$ (77,668)	$ 52,785
Payroll protection program loan forgiveness	$ -	$ 47,000
Interest income	50	13
Interest expense	(19,695)	(27,349)
Depreciation & amortization expense	(10,338)	(15,278)
Other income (expenses)	1,211	11,323
NET INCOME	$ (106,440)	$ 68,494
RETAINED EARNINGS, BEGINNING	82,022	13,968
Distributions paid	(47,657)	(440)
RETAINED EARNINGS, ENDING	$ (72,075)	$ 82,022

The accompanying notes are an integral part of the financial statements.

MINNA GOODS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (106,440)	$ 68,494
Adjustments to reconcile net income to net cash provided		
by operating activities		
Depreciation	3,262	8,202
Amortization	7,076	70,076
(Increase) decrease in assets:		
Accounts receivable	(4,669)	12,968
Inventory	(11,400)	(66,253)
Prepaid expenses	-	10,338
Other current assets	823	-
Increase (decrease) in liabilities:		
Accounts payable	33,993	(40,749)
Other current liabilities	6,949	6,471
Net cash provided by operating activities	$ (70,406)	$ 69,547
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	$ (3,262)	$ (8,203)
Net cash provided by investing activities	$ (3,262)	$ (8,203)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from (payments to) funding arrangements	$ (49,288)	$ 107,550
Net payments on line of credits	3,464	(51,136)
Proceeds from long-term debt	75,000	150,000
Payments on long-term debt	(30,980)	(7,064)
Shareholder contributions	-	487
Distributions paid	(47,657)	(440)
Net cash used in financing activities	$ (49,461)	$ 199,397
NET INCREASE (DECREASE) IN CASH	$ (123,129)	$ 197,741
CASH, BEGINNING OF YEAR	225,721	27,980
CASH, END OF YEAR	$ 102,592	$ 225,721
Supplemental Disclosures:		
Interest paid	$ 19,695	$ 27,349
Income taxes paid	$ 1,000	$ 1,000

The accompanying notes are an integral part of the financial statements.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization
Minna Goods, LLC (the "Company") was established under the laws of the State of New York in 2013. The Company is principally engaged in the direct-to-customer and wholesale sales of artisan household goods. The Company has retail space located in Hudson, New York and office/studio space located in Germantown, New York.

Basis of Accounting
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Company maintains bank deposits at high credit quality financial institutions. The Federal Deposit Insurance Corporation ("FDIC") provides standard deposit insurance of $250,000 per depositor, per insured bank, for each account ownership category. The Company's cash deposits did not exceed the FDIC limits during either of the years ended December 31, 2021 and 2020.

Receivables and Credit Policy
Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Inventory
Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets
Fixed assets are recorded at cost and carried at cost less allowances for accumulated depreciation and amortization. Significant additions or improvements exceeding $1,000 that extend asset lives are capitalized. Normal maintenance and repair costs are expensed as incurred. When assets are sold, retired or otherwise disposed of, the applicable costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets (Continued)
Accounting principles generally accepted in the United States of America ("U.S. GAAP") require that fixed assets be depreciated on a straight-line basis based upon estimated useful service life. The Company depreciates fixed assets using the Modified Accelerated Cost Recovery System ("MACRS") applicable for income tax purposes in the United States of America. MACRS utilizes an accelerated depreciation over a statutory recovery period which may not approximate the estimated useful life of the asset. Depreciation is computed by the accelerated method at rates based upon statutory lives of the various classes of assets (3 to 7 years). MACRS allows for special deductions in the year an asset is placed in service through Section 179 expense and bonus depreciation under Section 168(k). The Company does not utilize these special deductions for financial statement purposes.

Revenue Recognition
The Company derives its revenues primarily from the sale of artisan household goods. Revenues are recognized when control of these products is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the transaction are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale.

Advertising
The Company expenses advertising costs when incurred. Advertising costs were $117,361 and $78,851 for the years ended December 31, 2021 and 2020, respectively, and are reported in operating expenses.

Income Taxes
The Company, with the consent of its shareholders, elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the applicable provisions of the New York State Tax Code. In lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income or loss. Therefore, no provision or liability for income taxes has been included in these financial statements other than for New York State franchise tax.

Adoption of New Accounting Standard
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The standard contains principles that an entity applies to determine the measurement of revenue and the timing of when it is recognized. The entity recognizes revenue to reflect transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of New Accounting Standard (Continued)

The Company adopted this pronouncement for the fiscal year beginning March 1, 2020, using the modified retrospective transition method for all contracts. Results for reporting periods beginning after February 29, 2020, are presented under ASU 2014-09, while comparative period amounts have not been restated and continue to be presented under the previous accounting standard.

The Company recognizes revenue when control of the goods has been transferred to the customer, generally either at the time of delivery to a customer or pickup by a customer. The Company's performance obligations are clearly identifiable and therefore the adoption of this pronouncement did not result in any significant changes to the assessment of such performance obligations, conclusions related to revenue that is currently recognized on a net basis, or the timing of revenue recognition. The adoption of this pronouncement did not result in significant changes to the Company's processes, internal controls, or systems.

NOTE B – FIXED ASSETS, NET

Fixed assets consist of the following:

	December 31,			
	2021		2020	
Furniture and equipment	$	36,351	$	33,089
Total	$	36,351	$	33,089
Less: accumulated depreciation		36,351		33,089
FIXED ASSETS, NET	$	-	$	-

Depreciation expense was $3,262 and $8,202 for the years ended December 31, 2021 and 2020, respectively.

NOTE C – INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31,			
	2021		2020	
Patents, trademarks, and copyrights	$	880	$	880
Website		22,676		22,676
Total	$	23,556	$	23,556
Less: accumulated amortization		19,451		12,375
INTANGIBLE ASSETS, NET	$	4,105	$	11,181

Amortization expense was $7,076 for the years ended December 31, 2021 and 2020.

NOTE D – LINE OF CREDIT

The Company maintains a Credit Line (the "Line") with Bank of America (the "Lender"). The Line's borrowing maximum is $25,000. Interest accrues at 11.25%. There is no maturity date. The Line is secured by substantially all business assets of the Company, and automatically renews at the end of each term.

The Company maintains a Line of Credit – Commercial Loan (the "Loan") with the Bank of Greene County (the "Lender"). The Loan's borrowing maximum is $50,000. Interest accrues at 7.75%. There is no maturity date. The Loan is secured by substantially all business assets of the Company, and automatically renews at the end of each term.

Outstanding borrowings at December 31, 2021 or 2020 were $3,464and $-0-, respectively. Interest expense incurred on this obligation was $297 and $-0- for the years ended December 31, 2021 and 2020, respectively.

NOTE E – PAYCHECK PROTECTION PROGRAM LOAN

On May 20, 2020, the Company received loan proceeds in the amount of $47,000 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses. The loans and accrued interest are forgivable as long as the borrower uses loan proceeds for approved purposes during the covered period.

The unforgiven portion of the PPP loan is payable within five years with an interest rate of 1% with a deferral of payments for ten months after the covered period. As of the issuance date of these financial statements, all principal and accrued interest had been forgiven.

NOTE F – NOTES PAYABLE

Notes payable consists of the following:

	December 31,	
	2021	2020
Note payable to Intuit Financing, Inc. maturing January 2023. The note calls for 18 monthly installments of $4,578, including interest at 12.00%. The note is collateralized by a blanket lien on business assets.	$ 55,473	$ -
Revolving loan payable to Columbia Economic Development Corporation maturing January 2025. Monthly payments of $725 include interest at 5.0%.	29,057	36,108
Revolving loan payable to Columbia Economic Development Corporation maturing July 2025. Monthly payments of $725 include interest at 7.25%.	14,041	18,443
Note payable to U.S. Small Business Association maturing May 2050. The note calls for 320 monthly installments of $731, including interest at 3.75%. The note is collateralized by a blanket lien on business assets.	150,000	150,000
Total notes payable	$ 248,571	$ 204,551
Less: Current portion of note receivable	62,642	10,994
NOTES PAYABLE, NET OF CURRENT PORTION	$ 185,929	$ 193,557

Interest expense charged on notes payable was $2,384 and $3,154 for the years ended December 31, 2021 and 2020, respectively.

NOTE F – NOTES PAYABLE (CONTINUED)

Annual scheduled principal repayment requirements are as follows:

December 31, 2022	$	62,642
December 31, 2023		19,564
December 31, 2024		16,301
December 31, 2025		9,823
December 31, 2026		8,772
Thereafter		131,469
TOTAL	$	248,571

NOTE G – WORKING CAPITAL AGREEEMNTS

The Company received proceeds in the amount of $125,000 under a capital agreement with Shopify Capital, Inc. (Lender). The Lender provides working capital by purchasing a portion of the Company's future revenue stream. Total repayment will be $137,500 at daily remittance rate of 17%. The outstanding remittance liability was $81,558 and $132,756 as of December 31, 2021 and 2020, respectively.

NOTE H – OPERATING LEASE AGREEMENT

The Company maintains a lease agreement for retail space in a building located in Hudson, New York, from which company-level business operations occur. Monthly base rent charged is $2,100 with a 3% increase each ear and remains in force until April 30, 2024. The lease terms stipulate that the Company is responsible for 40% of the building's utilities charges, building improvements, and maintenance.

The Company maintains a lease agreement for retail space in a building located in Clermont, New York, from which company-level business operations occur. Monthly base rent charged is $2,500 with a 3% increase each year and remains in force until December 31, 2024. The lease terms stipulate that the Company is responsible for the building's utilities charges, building improvements, and maintenance.

Rental expense was $59,431 and $55,250 for the years ended December 31, 2021 and 2020, respectively.

NOTE H – OPERATING LEASE AGREEMENT (CONTINUED)

Minimum lease commitments for leases are as follows:

Year ending December 31,		
2022	$	59,060
2023		60,840
2024		43,172
2025		-
Total	$	163,072

NOTE I – SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions through April 22, 2022, the date at which the financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



MINNA

An ethically-made homewares brand collaborating with traditional artisans

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Reserve MINNA

$100 minimum investment



$35,550

Total reserved

ⓘ

65

Reservations

Reserve your spot now to ensure you can invest when MINNA starts the offering.

Highlights

$1M+ revenue	$	Bootstrapped	⚑
Company had over $1M in revenue in the past 12 months		High traction without any outside capital	

Impact-driven company with B-Corp certification

$1.5M+ revenue in 2021 (up 3X from 2017, 1.5X from 2019)

Sales driven by design, production story, quality, & brand integrity/ethos

Featured in Dwell, Goop, Vogue, Martha Stewart, Design Milk, & more

Problem

Your home should be a reflection of your values

Sustainability and ethical labor practices have already become top of mind in the fashion and food industries, and we believe the home goods market will soon be no different. If you care about if your food is organic and your clothing is made fairly, shouldn't you also care about how the pillow you lounge on every day or the napkins you set the table with are made?





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$100 minimum investment



An ethically made homewares brand

creating scalable handmade textile products in collaboration with master artisans in Mexico, Peru, Guatemala, Uruguay, and Bolivia.

MINNA creates ethically made, socially responsible goods rooted in traditional craft techniques for every room in your home. We believe that contemporary design should not sacrifice social responsibility. A certified B Corporation based in Upstate New York, we are a tight-knit, queer-led team.

Reserve MINNA

$100 minimum investment



Product

Artisan made with
a singular design vision

MINNA was started by a designer, and we approach the design process from a technical understanding of textiles. We have a vast knowledge of traditional and Indigenous textile techniques throughout Latin America. Combining our contemporary aesthetic with these traditional techniques, MINNA offers a completely exclusive product to the market.

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Every room in your home

We offer over 400 SKUs for the bedroom, bath, kitchen, dining, and living room, ranging from rugs, pillows, blankets, bedding, kitchen textiles, tabletop textiles, and more.









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$100 minimum investment

Traction

Organic growth

Since our launch in 2015, MINNA has grown organically by bootstrapping, without any outside investment. We have scaled steadily by reinvesting back into the business and dedicating ourselves to building sustainable relationships with our artisan partners.



We're omnichannel

We have a multi-channel sales approach that sets us apart from many of our D2C only contemporaries.



A customized wholesale experience

In 2020 we moved away from the traditional wholesale model. Instead, we've maintained key partnerships with top wholesale accounts, by offering co-branded exclusive products and completely customized collections.

 



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A growing e-commerce market



Returning Customer Rate	Top Ten Markets	
33%	Brooklyn	Portland
	Los Angeles	Washington
Online Average Order Value	New York	Chicago
	San Francisco	Austin
$268	Seattle	Oakland

With little marketing spend we've been able to attract a loyal and returning customer... Read more

Customers

Our customers are already loyal



We asked our customers how they would describe MINNA to their best friend:

"Quality products with excellent ethos."

"MINNA is a company that is doing good and teaching its customers how to live an intentional, thoughtful, and curated lifestyle.

MINNA has everything you could want in the exact colors you were looking for."

Why do customers shop at MINNA?





80%

60%

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$100 minimum investment



62%

Integrity & Ethos

43%

Production Story

Highlighted Press

10 Female Designers Shaping
the Future of Design
design\milk

LGBTQ+ Design Leaders on
How Community Creates Space
for Success
LONNY

How MINNA Became Everyone's
Favorite Indie Decor Brand
hunker

bon appétit goop VOGUE ADPRO Sight Unseen

HouseBeautiful REMODELISTA martha stewart domino

"MINNA's collection stitches together past and present, telling stories of its workshops and artisans from each country to a global, contemporary audience."

dwell

Business model

We believe in building relationships and the power of true collaboration

Our collaborators are our strongest asset. We work with a network of 400 artisans across 20 cooperatives in Mexico, Guatemala, Uruguay, Bolivia, and Peru.





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$100 minimum investment





A decentralized & diversified supply chain
In each region, we have a centralized logistics team facilitating everything from material acquisition, to production updates, to product consolidation, before shipping to our warehouse in Upstate New York, where we distribute to all of our sales channels. We've replicated this working model in each region we work in.


MEXICO
ACTIVELY WORKING
FORTHCOMING
PUEBLA
MERÍDA
OAXACA
5 Groups - 3 Pending
QUETZALTENANGO
2 Groups
CHIAPAS
6 Groups - 2 Pending
GUATEMALA
ANTIGUA
7 Groups
COLOMBIA
PERU
PACASMAYO
1 Groups
LIMA
3 Groups
AREQUIPA
1 Groups
BOLIVIA
EL ALTO
2 Groups
CHILE
URUGUAY
MONTEVIDEO
4 Groups

Scalable handmade

Our case for scalability? We're already doing it.

Reserve MINNA

$100 minimum investment

The global artisan market generates an estimated $616 billion a year

Sustainability and ethical labor practices have already become top of mind in the fashion industry, and we believe the home goods market will be no different.

Global Home Decor Market

$727 billion

U.S. Sustainability Market

$150 billion

"More than six in ten younger consumers closely consider a company's ethical values and authenticity before buying their products."

Forbes

Competition

We're different

The home decor industry is vast, ranging from independent designers to mass-manufactured behemoths. We're committed to building a transparent supply chain, creating an equitable eco-system of artisan partners, all with a clear design point-of-view. These are the questions we ask ourselves when considering our place in the market:

- Is the aesthetic unique and contemporary, or safe and mainstream?
- Is the design exclusive, or only a curation of designs that can be found anywhere?
- Is it handmade *and* scalable, or is it mass manufactured?

Scalable Handmade
Certified Transparency

MINNA

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Design   Point of View

West Elm

Designer Led Brands

Crate & Barrel

Pottery Barn

Amazon

Wayfair

Mass Manufactured
Lack of Transparency



Vision

We're building a brand
for the 21st century

Our long-term vision will always be guided by where we started: to use business to do good and use design to create impact. We believe that it is truly possible to both be profitable and equitable— to our employees, our artisan partners, all our stakeholders, our shareholders, and our customers — while simultaneously making beautiful things, ethically.

Looking Forward:

We plan to use the funds from this round for:

1. New Hires:

We'll make key hires in Marketing, Sales, and Production.

2. Marketing:

With minimal advertising spending to date, we'll expand both our paid and content marketing plans, leveraging our creative strengths.

3. Brick & Mortar Expansion:

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Impact

Considering our impact is core to who we are



Certified
B
Corporation

We believe good design goes hand-in-hand with being considerate of people, the planet, and its resources. We're committed to running our business through a lens of equity—whether that's interacting with our customers, team, artisan partners, or local communities. By considering the impact we have on the lives of each individual we touch and the environment, we can further our goal of building a more equitable and just future. We believe in building the future of responsible retail.

Read: 2020 Impact Report

We're a B Corporation!

In 2021 we completed our B Corp certification after a rigorous two-year assessment. Average businesses receive a score of 50.9, with a qualifying score of 80. MINNA received... Read more

Investors

No funding to date

This is our first round of funding. Prior to this raise, the company was bootstrapped by the founder and re-investing our profits to grow.

Founders

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Meet Sara, the visionary founder and CEO behind MINNA. Named one of Dwell Magazine's *30 Emerging Talents in the World of Design*, Sara's singular style and conscience-driven work are beloved internationally.

A weaver and painter, Sara has a distinct understanding of what it takes to create timeless pieces for the home. Her design background from SVA helped hone the identity of MINNA, but ultimately it was her passion for learning about artisanal textiles that led her to work in Latin America. Sara's dedication to honoring these artisans has led to creating steady workstreams through MINNA that aid in craft preservation and job creation in Mexico, Guatemala, Uruguay, Bolivia, and Peru.

One of MINNA's advisors Amy... Read more

Bonus perks ⓘ

If MINNA launches an offering and you complete an investment, you may receive perks.

34 reservations	**Reserve** $100	**Receive**
		1/500 chance to win a MINNA rug of your choice.
		20% discount code, one time use, valid one month.
		Limited (466 left of 500)

14 reservations	**Reserve** $250	**Receive**
		1/300 chance to win a MINNA rug of your choice.
		5 x 7 in limited edition art print by the founder.
		20% discount code (valid 1 month, unlimited usage).
		Limited (286 left of 300)

3 reservations	**Reserve** $500	**Receive**
		1/200 chance to win a MINNA rug of your choice.
		20% discount code (valid 3 months, unlimited usage)
		5 x 7 in limited edition art print by the founder.
		Early access to new product launches.
		Limited (197 left of 200)

8 reservations	**Reserve** $1,000	**Receive**
		1/100 chance to win a MINNA rug of your choice.
		20% discount code (valid 1 year, unlimited usage).
		8 x 10 in limited edition art print by the founder.
		Early access to new product launches.
		Limited (92 left of 100)

5 reservations	**Reserve** $2,200	**Receive**
		1/50 chance to win a MINNA rug of your choice.
		Personalized 20% discount code, shareable with friends & family (valid 1 year, unlimited usage)
		8 x 10 in limited edition art print by the founder.
		Early access to new product launches.
		Limited (45 left of 50)

1 reservation	**Reserve** $5,000	**Receive**
		1/20 chance to win a MINNA rug of your choice

Reserve MINNA

$100 minimum investment

Limited (19 left of 20)

Reserve $10,000	**Receive** Your choice of MINNA products, up to a $1,500 retail value (excludes non-MINNA product, shipping within the U.S.) 8 x 10 in limited edition art print by the founder. Early access to new product launches. Limited (20 left of 20)
Reserve $25,000	**Receive** Your choice of MINNA products, up to a $2,000 retail value (excludes non-MINNA product, shipping within the U.S.) Early access to new product launches. 8 x 10 in limited edition art print by the founder. A 1-1 introductory call with the founder. Quarterly updates. Limited (6 left of 6)
Reserve $50,000	**Receive** Your choice of MINNA products, up to a $4,000 retail value (excludes non-MINNA product, shipping within the U.S.) A 1-1 introductory call with the founder. 9 x 12 in original watercolor painting by the founder. Early access to new product launches. Quarterly updates. Limited (5 left of 5)
Reserve $100,000	**Receive** Your choice of MINNA products, up to a $6,000 retail value (excludes non-MINNA product, shipping within the U.S.) A 1-1 introductory call with the founder. 9 x 12 in original watercolor painting by the founder. Early access to new product launches. Quarterly updates. Limited (5 left of 5)
Reserve $200,000	**Receive** Your choice of MINNA products, up to a $6,000 retail value (excludes non-MINNA product, shipping within the U.S.) A 1-1 introductory call with the founder. Early access to new product launches. 9 x 12 in original watercolor painting by the founder. Annual call with leadership team and advisors. Quarterly updates.

About MINNA

Legal Name	MINNA Goods LLC
Founded	Dec 2014
Form	New York LLC
Employees	8
Website	minna-goods.com
Social Media	⊡
Headquarters	421 Warren Street, Hudson, NY, United States

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Suzanne Fonzi
Head of Operations

Sam Tannenbaum
Design & Development Lead

Cate Collins
Retail Manager

Sara Berks
Founder & CEO

Rhonda Lowry
Fulfillment & Inventory

Guillermo Macías
Advisor

Manpreet Kalra
Advisor

Holly Howard
Advisor

Agatha Kluk
Legal Counsel

Amy Chender
Advisor

FAQ

How do I earn a return?

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.



If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Where can I learn more about your manufacturing practices?

Where can I learn more about your manufacturing practices?

Great question! Our website is filled with information about our manufacturing philosophy and approach. Check out these links:

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EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

MINNA GOODS, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Minna Goods, LLC, a New York limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First**

Equity Financing Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's managers (or board of

directors if the Company is a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii)   Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Interests.

"**Discount Price**" means the product of (i) the price per unit of Equity Interests sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,250,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under

any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Interests (other than shares of Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing equity interests of the Company for resale, as approved by the Company's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option

or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company

with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control

with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(l)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $100,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of units of the CF Shadow Series of Equity Interests in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's units and will not be integrated with any previous offerings of the Company's units.

(m)   In the event the Investor, together with its affiliates, is deemed to be a Major Investor, the Company shall provide the Investor with at least ten (10) days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Securities (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Securities (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include units of Common Securities reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's manager(s) (or board of directors if the Company becomes a corporation), (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

MINNA GOODS, LLC

By: _____
Name: Sara Berks
Title: Chief Executive Officer
Address: 421 Warren Street
           Hudson, NY 12534
Email: sara@minna-goods.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Unit Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated <mark>[Date of Crowd SAFE]</mark> between Minna Goods, LLC, a New York limited liability company (the "*Company*") and <mark>[Investor Name]</mark> ("*Member")*. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Units*"), Member hereby grants to Intermediary an irrevocable proxy under Section 402 of the New York Liability Company Law to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   a) The Member has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and

delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                                      LLC d/b/a Republic
Date   Date

EXHIBIT D

"Testing the Waters" Communications

Outreach e-mail to family & friends:

Hope you're doing well!

I wanted to let you know our updates about funding! As of yesterday, we are accepting reservations for a [public funding campaign](#)! We've partnered with a pretty cool platform to do it - [Republic](#). Are you familiar with them? They set out to democratize the startup investment world by opening up investment opportunities to anyone of any wealth or experience level. Investing can be pretty elusive and confusing but they are pulling the curtains back and making it accessible. Their approach feels values aligned to how I've approached building MINNA. You know so well how hard it is to build a business with integrity and grow!

If your means allow, I'd be honored if you'd consider reserving your investment in MINNA! Reservations start at $100. In a few weeks when the campaign launches, you'll be asked to confirm your reservation. If you have questions, Republic has some great FAQs [here](#) and [here](#). We also shared more about it on our journal [here](#).

We will use this funding to grow our artisan partnerships, meaning new products and broader impact. We'll be able to go deeper into new craft techniques and sustainable material sourcing. We'll hire and grow our team. We'll lay the groundwork for more stores, so you can hopefully shop MINNA IRL in more places!

If it's not the right time, I totally understand! Any form of support would be appreciated - forward this email to anyone you might think would be interested, post/re-post about it on social, or send kind words.

Thanks a million!
Sara

Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

INSTAGRAM POSTS:



oh_minna ...

Our vision has remained the same from day one: to use business to do good and design to create a positive impact. We will continue to build a business and a production model that prioritizes people and the planet, and is rooted in connection and strong relationships: a business that works just as well for us and our production partners, as for you, our customers and supporters.

We will use this funding for new product development and grow our artisan partnerships, meaning new collections and broader impact. We'll be able to go deeper into new craft techniques and sustainable material sourcing. We'll hire and grow our team, so we can support our growth and create more content that is both interesting and beautiful. We'll lay the groundwork for more stores, so you can hopefully shop MINNA IRL in more places!

We hope you'll join us in building the future of MINNA, and thank you for your consideration.

Ways you can support:
- Reserve your investment! Link in Bio 💫
- Help us spread the word! Share this post or tag a friend! 📣
- Send kind messages, wowie it's vulnerable raising money! 💌

Gratefully, Sara & the MINNA Team

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oh_minna ...

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oh_minna Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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oh_minna

Our Republic campaign will be our first round of funding. Up until now, we've bootstrapped it, reinvesting the majority of profits back into the business. From our beginning back in 2013 (working with our first three artisan partners) to today (where we work with well over 400 artisans across five countries, producing over 500 products), we've worked to create a business that is grounded in our values. All along the way, we've learned and iterated, growing person by person, product by product.

Reservations for investment start at $100, you can now directly participate in building a business that strives to do good and create a positive impact.

We chose to partner with Republic because we respect their approach to democratizing the investment world. This fairly untraditional and grassroots approach to fundraising feels kindred to us. We couldn't think of a better way of building an equitable and inclusive business than letting you, our community, in on an opportunity to grow with us.

In addition to helping build a future of responsible retail, once the campaign officially opens, and you confirm your investment, you'll be eligible for perks – including the chance to win some covetable .MINNA products, special discounts, and limited edition art.

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oh_minna

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oh_minna Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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MINNA
Grow With Us

oh_minna ...

oh_minna Grow With Us —

As part of the MINNA community, you already know that your home can be both beautiful and a reflection of your values. You appreciate thoughtful, transparent manufacturing and quality materials, in addition to beautiful, well-designed things. Shopping at MINNA is a choice to spend your dollars for positive impact, with a company that is rooted in our values: human, intentional and honest.

As we plan for the future of MINNA, we want you to be a part of it. We've laid the groundwork, and we're ready to grow. As of today, we are accepting reservations for a public funding campaign on Republic. This allows you, our MINNA community, the opportunity to reserve an investment in the future of MINNA prior to the official campaign launch. 🌻

Excited? Learn more at the link in our profile and check out our stories for more info. 💫

4w

textile_trekker Congrats!

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MINNA
Grow With Us

oh_minna ...

4w 1 like Reply

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oh_minna Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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LINKED IN:



Sara Berks (She/Her)
Founder, CEO, & Creative Director at MINNA
1mo • Edited • 🌐

I don't usually share too much on here, so here goes:

As some of you may know, MINNA began as a glimmer in my mind in 2013 when I was weaving one-of-a-kind pieces by hand in my apartment. I launched what is now known as **MINNA Goods** in 2015, partnering with three artisan groups in Mexico. Today we are a team of nine, working with well over 400 artisans across five countries, and producing over 500 products. We are queer-led, a B Corp, with an all-female leadership team.

MINNA has grown steadily, without any outside investment, by re-investing our revenues back into the business. Along the way, we've learned and iterated, growing person by person, product by product. Building a business with integrity that prioritizes people isn't always easy, but it's always been worth it.

As of yesterday, we are accepting reservations for a public funding campaign on Republic. **Republic** is a crowd equity investing platform. We chose to partner with Republic because we respect their approach to democratizing the investment world by opening up investment opportunities to those with any wealth or experience level. This fairly untraditional and grassroots approach to fundraising feels kindred.

Our vision remains the same as it was day one: to use business to do good and design to create a positive impact. As we plan for the future of MINNA, I couldn't think of a better way of building an equitable and inclusive business than letting our community in on an opportunity to grow with us. Reservations for investment start at $100. If your means allow, I'd be honored for you to join us in building the future of MINNA and responsible retail.

xo
Sara

https://lnkd.in/dj2Z-Zth

Reserve MINNA

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Sara Berks (She/Her) Author

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Founder, CEO, & Creative Director at MINNA

(Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.)

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Company Name	MINNA
Logo	
Headline	An ethically-made homewares brand collaborating with traditional artisans
Slides	







Tags	LGBTQIA+ Founders, Women Founders, Bootstrapped, $1M+ revenue, Coming Soon, Household Goods, Companies, B2C

Pitch text	## Summary - Impact-driven company with B-Corp certification - $1.5M+ revenue in 2021 (up 3X from 2017, 1.5X from 2019) - Sales driven by design, production story, quality, & brand integrity/ethos - Featured in Dwell, Goop, Vogue, Martha Stewart, Design Milk, & more ### Problem ## Your home should be a reflection of your values Sustainability and ethical labor practices have already become top of mind in the fashion and food industries, and we believe the home goods market will soon be no different. If you care about if your food is organic and your clothing is made fairly, shouldn't you also care about how the pillow you lounge on every day or the napkins you set the table with are made?



Solution

An ethically made homewares brand

creating scalable handmade textile products in collaboration with master artisans in Mexico, Peru, Guatemala, Uruguay, and Bolivia.

MINNA creates ethically made, socially responsible goods rooted in traditional craft techniques for every room in your home. We believe that contemporary

design should not sacrifice social responsibility. A certified B Corporation based in Upstate New York, we are a tight-knit, queer-led team.



Product

Artisan made with a singular design vision

MINNA was started by a designer, and we approach the design process from a technical understanding of textiles. We have a vast knowledge of traditional and Indigenous textile techniques throughout Latin America. Combining our contemporary aesthetic with these traditional techniques, MINNA offers a completely exclusive product to the market.



Every room in your home

We offer over 400 SKUs for the bedroom, bath, kitchen, dining, and living room, ranging from rugs, pillows, blankets, bedding, kitchen textiles, tabletop textiles, and more.

 

 

Want to try MINNA in your home? Use the code REPUBLIC for 20% off your first order.

Traction

Organic growth

Since our launch in 2015, MINNA has grown organically by bootstrapping, without any outside investment. We have scaled steadily by reinvesting back into the business and dedicating ourselves to building sustainable relationships with our artisan partners.



We're omnichannel



We have a multi-channel sales approach that sets us apart from many of our D2C only contemporaries.

A customized wholesale experience

In 2020 we moved away from the traditional wholesale model. Instead, we've maintained key partnerships with top wholesale accounts, by offering co-branded exclusive products and completely customized collections.

   



A growing e-commerce market



Returning Customer Rate	Top Ten Markets	
33%	Brooklyn	Portland
	Los Angeles	Washington
Online Average Order Value	New York	Chicago
	San Francisco	Austin
$268	Seattle	Oakland

With little marketing spend we've been able to attract a loyal and returning customer base.

Hospitality and residential trade partners

We've already been tapped by some of the most exclusive hospitality and residential designers in the world, offering both our inline catalog as well as bespoke offerings.









ACE HOTEL · MEYERDAVIS · HENDRICKS CHURCHILL · AUBERGE RESORTS COLLECTION

Brick & mortar

We opened our first storefront in 2017 in our hometown of Hudson, NY. We've established ourselves as expert curators, bringing additional like-minded brands to our brick-and-mortar and e-commerce experiences. Our shop attracts locals, tourists, and designers, alike.

Customers



Our customers are already loyal

  

We asked our customers how they would describe MINNA to their best friend:

"Quality products with excellent ethos."

"MINNA is a company that is doing good and teaching its customers how to live an intentional, thoughtful, and curated lifestyle.

MINNA has everything you could want in the exact colors you were looking for."

Why do customers shop at MINNA?



Product Design



Product Quality



Integrity & Ethos



Production Story

Highlighted Press

10 Female Designers Shaping the Future of Design
design\milk

LGBTQ+ Design Leaders on How Community Creates Space for Success
LONNY

How MINNA Became Everyone's Favorite Indie Decor Brand
hunker

bon appétit goop VOGUE ADPRO Sight Unseen

HouseBeautiful REMODELISTA martha stewart domino

"MINNA's collection stitches together past and present, telling stories of its workshops and artisans from each country to a global, contemporary audience."

dwell

Business Model

We believe in building relationships and the power of true collaboration

Our collaborators are our strongest asset. We work with a network of 400 artisans across 20 cooperatives in Mexico, Guatemala, Uruguay, Bolivia, and Peru.



A decentralized & diversified supply chain

In each region, we have a centralized logistics team facilitating everything from material acquisition, to production updates, to product consolidation, before shipping to our warehouse in Upstate New York, where we distribute to all of our sales channels. We've replicated this working model in each region we work in.


MEXICO
ACTIVELY WORKING
FORTHCOMING
OAXACA
5 Groups · 3 Pending
PUEBLA
MERÍDA
QUETZALTENANGO
2 Groups
CHIAPAS
6 Groups · 2 Pending
GUATEMALA
ANTIGUA
7 Groups
COLOMBIA
PERU
PACASMAYO
1 Groups
LIMA
3 Groups
AREQUIPA
1 Groups
BOLIVIA
EL ALTO
2 Groups
CHILE
URUGUAY
MONTEVIDEO
4 Groups

Scalable handmade

Our case for scalability? We're already doing it.

- We place frequent, consistent targeted orders which allows us a manageable cash flow and a paced way to grow artisan capacity.
- Between 2017-2019 we averaged a 177% increase in unit production.
- We partner with NGOs and local social enterprises that are skilled at building artisan capacity and connection.

We mean business

	2019	2020	2021	2022	2023
AOV[1]	$242	$162	$254	$300	$385
GROSS MARGIN[2]	54%	55%	55%	58%	61%
CAC[3]	$79	$27	$63	$86	$87
RETENTION[4]	22%	26%	32%	36%	40%

* All forward looking figures are projections and not guarantees

[1]Average Order Value, e-commerce only, does not factor B2B High AOV
[2]After COGS and shipping cost. Blended margin D2C & Wholesale.
[3]Customer Acquisition Cost, marketing spend over new customers acquired
[4]Online customers only, does not factor high retention for B2B

We already have a strong AOV and low customer acquisition costs. By growing our most profitable channels, we'll see our blended gross margin reach above 60%.

A look into our five-year projections by sales channel:

SALES GOALS	2022	2023	2024	2025	2026	2027
WHOLESALE	$500,000	$550,000	$700,000	$750,000	$1,000,000	$1,500,000
E-COMMERCE	$700,000	$1,000,000	$1,500,000	$2,000,000	$2,500,000	$3,000,000
TRADE	$300,000	$500,000	$850,000	$1,000,000	$1,250,000	$1,700,000
RETAIL - HUDSON	$425,000	$475,000	$500,000	$525,000	$550,000	$600,000
RETAIL - NYC (Q3 2023)		$400,000	$800,000	$950,000	$1,250,000	$1,500,000
RETAIL - CA (Q3 2024)			$350,000	$750,000	$950,000	$1,000,000
POP-UPS	$200,000	$250,000	$300,000	$375,000	$500,000	$700,000
TOTAL GOAL	$2,125,000	$3,175,000	$5,000,000	$6,350,000	$8,000,000	$10,000,000

* All forward looking figures are projections and not guarantees

Market

The global artisan market generates an estimated $616 billion a year

Sustainability and ethical labor practices have already become top of mind in the fashion industry, and we believe the home goods market will be no different.

Global Home Decor Market

$727 billion

U.S. Sustainability Market

$150 billion

"More than six in ten younger consumers closely consider a company's ethical values and authenticity before buying their products."

Forbes

Competition

We're different

The home decor industry is vast, ranging from independent designers to mass-manufactured behemoths. We're committed to building a transparent supply chain, creating an equitable eco-system of artisan partners, all with a clear design point-of-view. These are the questions we ask ourselves when considering our place in the market:

- Is the aesthetic unique and contemporary, or safe and mainstream?
- Is the design exclusive, or only a curation of designs that can be found anywhere?
- Is it handmade *and* scalable, or is it mass manufactured?


Scalable Handmade
Certified Transparency
MINNA
Small Scale Manufacturers
Mainstream
Design
D2C Brands
Design
Point of View
West Elm
Designer Led Brands
Crate & Barrel
Pottery Barn
Amazon
Wayfair
Mass Manufactured
Lack of Transparency



Vision

We're building a brand for the 21st century

Our long-term vision will always be guided by where we started: to use business to do good and use design to create impact. We believe that it is truly possible to both be profitable and equitable— to our employees, our artisan partners, all our

stakeholders, our shareholders, and our customers — while simultaneously making beautiful things, ethically.

Looking Forward:

We plan to use the funds from this round for:

1. New Hires:

We'll make key hires in Marketing, Sales, and Production.

2. Marketing:

With minimal advertising spending to date, we'll expand both our paid and content marketing plans, leveraging our creative strengths.

3. Brick & Mortar Expansion:

We'll start to lay the groundwork for two new brick & mortar locations by 2025.



4. Product Development:

We already touch on every corner of the home and have a product roadmap (and artisan network) for expansion.

5. Artisan Initiatives:

Lay the groundwork for a robust artisan training program in partnerships with leaders in the communities we work in.

Impact

Considering our impact is core to who we are



We believe good design goes hand-in-hand with being considerate of people, the planet, and its resources. We're committed to running our business through a lens of equity—whether that's interacting with our customers, team, artisan partners, or local communities. By considering the impact we have on the lives of each individual we touch and the environment, we can further our goal of building a more equitable and just future. We believe in building the future of responsible retail.

Read: 2020 Impact Report

We're a B Corporation!

In 2021 we completed our B Corp certification after a rigorous two-year assessment. Average businesses receive a score of 50.9, with a qualifying score of 80. MINNA received a score of **104.3**. We were placed on two Impact Business

Model (IBM) tracts: *Supply Chain Poverty Alleviation and Arts, Media*, and *Culture* for craft preservation.

Supply Chain Poverty Alleviation (IBM)

MINNA creates job opportunities in high poverty rate regions of the world. Year over year we commit to stable employment, growing our investment in each region.

- MINNA wages are **4.2x** higher than minimum wages per country.
- MINNA wages are **3.8x** higher than fair wages per country.



Investors

No funding to date

This is our first round of funding. Prior to this raise, the company was bootstrapped by the founder and re-investing our profits to grow.

Founders



Sara Berks

Founder & CEO

Meet Sara, the visionary founder and CEO behind MINNA. Named one of Dwell Magazine's *30 Emerging Talents in the World of Design*, Sara's singular style and conscience-driven work are beloved internationally.

A weaver and painter, Sara has a distinct understanding of what it takes to create timeless pieces for the home. Her design background from SVA helped hone the identity of MINNA, but ultimately it was her passion for learning about artisanal textiles that led her to work in Latin America. Sara's dedication to honoring these artisans has led to creating steady workstreams through MINNA that aid in craft preservation and job creation in Mexico, Guatemala, Uruguay, Bolivia, and Peru.

One of MINNA's advisors Amy Chender says, "Sara uniquely has both high-level right and left brain capacity. Her ability to analyze complex quantitative concepts and build growth models, coupled with a singular design aesthetic have allowed her to expertly lead both sides of the business dynamically. It's a rare opportunity to work with this level of talent."

Why the name MINNA? The name MINNA comes from Sara's maternal grandmother's name, dropped upon her arrival to the United States from Germany in 1940. Sara loved this story: nostalgic with a touch of rebellion.

Team

	Amy Chender	Advisor
	Holly Howard	Advisor

	Sam Tannenbaum	Design & Development Lead
	Guillermo Macías	Advisor
	Sara Berks	Founder & CEO
	Suzanne Fonzi	Head of Operations
	Christina Batch-Lee	Head of Ecommerce & Marketing
	Manpreet Kalra	Advisor
	Agatha Kluk	Legal Counsel
	Rhonda Lowry	Fulfillment & Inventory
	Cate Collins	Retail Manager

Perks

$100	1/500 chance to win a MINNA rug of your choice. 20% discount code, one time use, valid one month.

$250	1/300 chance to win a MINNA rug of your choice. 5 x 7 in limited edition art print by the founder. 20% discount code (valid 1 month, unlimited usage).
$500	1/200 chance to win a MINNA rug of your choice. 20% discount code (valid 3 months, unlimited usage) 5 x 7 in limited edition art print by the founder. Early access to new product launches.
$1,000	1/100 chance to win a MINNA rug of your choice. 20% discount code (valid 1 year, unlimited usage). 8 x 10 in limited edition art print by the founder. Early access to new product launches.
$2,200	1/50 chance to win a MINNA rug of your choice. Personalized 20% discount code, shareable with friends & family (valid 1 year, unlimited usage) 8 x 10 in limited edition art print by the founder. Early access to new product launches.
$5,000	1/20 chance to win a MINNA rug of your choice. Personalized 20% discount code, shareable with friends & family (valid 1 year, unlimited usage). 8 x 10 in limited edition art print by the founder. Early access to new product launches.
$10,000	Your choice of MINNA products, up to a $1,500 retail value (excludes non-MINNA product, shipping within the U.S.) 8 x 10 in limited edition art print by the founder. Early access to new product launches.

| $25,000 | Your choice of MINNA products, up to a $2,000 retail value (excludes non-MINNA product, shipping within the U.S.) Early access to new product launches. 8 x 10 in limited edition art print by the founder. A 1-1 introductory call with the founder. Quarterly updates. |

| $50,000 | Your choice of MINNA products, up to a $4,000 retail value (excludes non-MINNA product, shipping within the U.S.) A 1-1 introductory call with the founder. 9 x 12 in original watercolor painting by the founder. Early access to new product launches. Quarterly updates. |

| $100,000 | Your choice of MINNA products, up to a $6,000 retail value (excludes non-MINNA product, shipping within the U.S.) A 1-1 introductory call with the founder. 9 x 12 in original watercolor painting by the founder. Early access to new product launches. Quarterly updates. |

| $200,000 | Your choice of MINNA products, up to a $6,000 retail value (excludes non-MINNA product, shipping within the U.S.) A 1-1 introductory call with the founder. Early access to new product launches. 9 x 12 in original watercolor painting by the founder. Annual call with leadership team and advisors. Quarterly updates. |

FAQ

Where can I learn more about your manufacturing practices?

Great question! Our website is filled with information about our manufacturing philosophy and approach. Check out these links:

Manufacturing Techniques

Artisan Partners

2020 Impact Report

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Company Name	MINNA
Logo	
Headline	An ethically-made homewares brand collaborating with traditional artisans
Slides	







Tags	LGBTQIA+ Founders, Women Founders, Bootstrapped, $1M+ revenue, Coming Soon, Household Goods, Companies, B2C

Pitch text	## Summary

- Impact-driven company with B-Corp certification
- $1.5M+ revenue in 2021 (up 3X from 2017, 1.5X from 2019)
- Sales driven by design, production story, quality, & brand integrity/ethos
- Featured in Dwell, Goop, Vogue, Martha Stewart, Design Milk, & more

Problem

Your home should be a reflection of your values

Sustainability and ethical labor practices have already become top of mind in the fashion and food industries, and we believe the home goods market will soon be no different. If you care about if your food is organic and your clothing is made fairly, shouldn't you also care about how the pillow you lounge on every day or the napkins you set the table with are made?



Solution

An ethically made homewares brand

creating scalable handmade textile products in collaboration with master artisans in Mexico, Peru, Guatemala, Uruguay, and Bolivia.

MINNA creates ethically made, socially responsible goods rooted in traditional craft techniques for every room in your home. We believe that contemporary

design should not sacrifice social responsibility. A certified B Corporation based in Upstate New York, we are a tight-knit, queer-led team.



Product

Artisan made with a singular design vision

MINNA was started by a designer, and we approach the design process from a technical understanding of textiles. We have a vast knowledge of traditional and Indigenous textile techniques throughout Latin America. Combining our contemporary aesthetic with these traditional techniques, MINNA offers a completely exclusive product to the market.



Every room in your home

We offer over 400 SKUs for the bedroom, bath, kitchen, dining, and living room, ranging from rugs, pillows, blankets, bedding, kitchen textiles, tabletop textiles, and more.






Want to try MINNA in your home? Use the code REPUBLIC for 20% off your first order.

Traction

Organic growth

Since our launch in 2015, MINNA has grown organically by bootstrapping, without any outside investment. We have scaled steadily by reinvesting back into the business and dedicating ourselves to building sustainable relationships with our artisan partners.



We're omnichannel



We have a multi-channel sales approach that sets us apart from many of our D2C only contemporaries.

A customized wholesale experience

In 2020 we moved away from the traditional wholesale model. Instead, we've maintained key partnerships with top wholesale accounts, by offering co-branded exclusive products and completely customized collections.

  



A growing e-commerce market



Returning Customer Rate	Top Ten Markets	
33%	Brooklyn	Portland
	Los Angeles	Washington
Online Average Order Value	New York	Chicago
	San Francisco	Austin
$268	Seattle	Oakland

With little marketing spend we've been able to attract a loyal and returning customer base.

Hospitality and residential trade partners

We've already been tapped by some of the most exclusive hospitality and residential designers in the world, offering both our inline catalog as well as bespoke offerings.









Brick & mortar

We opened our first storefront in 2017 in our hometown of Hudson, NY. We've established ourselves as expert curators, bringing additional like-minded brands to our brick-and-mortar and e-commerce experiences. Our shop attracts locals, tourists, and designers, alike.

Customers



Our customers are already loyal

  

We asked our customers how they would describe MINNA to their best friend:

"Quality products with excellent ethos."

"MINNA is a company that is doing good and teaching its customers how to live an intentional, thoughtful, and curated lifestyle.

MINNA has everything you could want in the exact colors you were looking for."

Why do customers shop at MINNA?









80%
Product Design
60%
Product Quality
62%
Integrity & Ethos
43%
Production Story

Highlighted Press

10 Female Designers Shaping the Future of Design
design milk
LGBTQ+ Design Leaders on How Community Creates Space for Success
LONNY
How MINNA Became Everyone's Favorite Indie Decor Brand
hunker
bon appétit
goop
VOGUE
ADPRO
Sight Unseen
HouseBeautiful
REMODELISTA
martha stewart
domino
"MINNA's collection stitches together past and present, telling stories of its workshops and artisans from each country to a global, contemporary audience."
dwell

Business Model

We believe in building relationships and the power of true collaboration

Our collaborators are our strongest asset. We work with a network of 400 artisans across 20 cooperatives in Mexico, Guatemala, Uruguay, Bolivia, and Peru.



A decentralized & diversified supply chain

In each region, we have a centralized logistics team facilitating everything from material acquisition, to production updates, to product consolidation, before shipping to our warehouse in Upstate New York, where we distribute to all of our sales channels. We've replicated this working model in each region we work in.


MEXICO
ACTIVELY WORKING
FORTHCOMING
OAXACA
5 Groups · 3 Pending
PUEBLA
MERÍDA
QUETZALTENANGO
2 Groups
CHIAPAS
6 Groups · 2 Pending
GUATEMALA
ANTIGUA
7 Groups
COLOMBIA
PERU
PACASMAYO
1 Groups
LIMA
3 Groups
AREQUIPA
1 Groups
BOLIVIA
EL ALTO
2 Groups
CHILE
URUGUAY
MONTEVIDEO
4 Groups

Scalable handmade

Our case for scalability? We're already doing it.

- We place frequent, consistent targeted orders which allows us a manageable cash flow and a paced way to grow artisan capacity.
- Between 2017-2019 we averaged a 177% increase in unit production.
- We partner with NGOs and local social enterprises that are skilled at building artisan capacity and connection.

We mean business

	2019	2020	2021	2022	2023
AOV[1]	$242	$162	$254	$300	$385
GROSS MARGIN[2]	54%	55%	55%	58%	61%
CAC[3]	$79	$27	$63	$86	$87
RETENTION[4]	22%	26%	32%	36%	40%

* All forward looking figures are projections and not guarantees

[1]Average Order Value, e-commerce only, does not factor B2B High AOV
[2]After COGS and shipping cost. Blended margin D2C & Wholesale.
[3]Customer Acquisition Cost, marketing spend over new customers acquired
[4]Online customers only, does not factor high retention for B2B

We already have a strong AOV and low customer acquisition costs. By growing our most profitable channels, we'll see our blended gross margin reach above 60%.

A look into our five-year projections by sales channel:

SALES GOALS	2022	2023	2024	2025	2026	2027
WHOLESALE	$500,000	$550,000	$700,000	$750,000	$1,000,000	$1,500,000
E-COMMERCE	$700,000	$1,000,000	$1,500,000	$2,000,000	$2,500,000	$3,000,000
TRADE	$300,000	$500,000	$850,000	$1,000,000	$1,250,000	$1,700,000
RETAIL - HUDSON	$425,000	$475,000	$500,000	$525,000	$550,000	$600,000
RETAIL - NYC (Q3 2023)		$400,000	$800,000	$950,000	$1,250,000	$1,500,000
RETAIL - CA (Q3 2024)			$350,000	$750,000	$950,000	$1,000,000
POP-UPS	$200,000	$250,000	$300,000	$375,000	$500,000	$700,000
TOTAL GOAL	$2,125,000	$3,175,000	$5,000,000	$6,350,000	$8,000,000	$10,000,000

* All forward looking figures are projections and not guarantees

Market

The global artisan market generates an estimated $616 billion a year

Sustainability and ethical labor practices have already become top of mind in the fashion industry, and we believe the home goods market will be no different.

Global Home Decor Market

$727 billion

U.S. Sustainability Market

$150 billion

"More than six in ten younger consumers closely consider a company's ethical values and authenticity before buying their products."

Forbes

Competition

We're different

The home decor industry is vast, ranging from independent designers to mass-manufactured behemoths. We're committed to building a transparent supply chain, creating an equitable eco-system of artisan partners, all with a clear design point-of-view. These are the questions we ask ourselves when considering our place in the market:

- Is the aesthetic unique and contemporary, or safe and mainstream?
- Is the design exclusive, or only a curation of designs that can be found anywhere?
- Is it handmade *and* scalable, or is it mass manufactured?


Scalable Handmade
Certified Transparency
MINNA
Small Scale Manufacturers
Mainstream Design
D2C Brands
Design Point of View
West Elm
Designer Led Brands
Crate & Barrel
Pottery Barn
Amazon
Wayfair
Mass Manufactured
Lack of Transparency



Vision

We're building a brand for the 21st century

Our long-term vision will always be guided by where we started: to use business to do good and use design to create impact. We believe that it is truly possible to both be profitable and equitable— to our employees, our artisan partners, all our

stakeholders, our shareholders, and our customers — while simultaneously making beautiful things, ethically.

Looking Forward:

We plan to use the funds from this round for:

1. New Hires:

We'll make key hires in Marketing, Sales, and Production.

2. Marketing:

With minimal advertising spending to date, we'll expand both our paid and content marketing plans, leveraging our creative strengths.

3. Brick & Mortar Expansion:

We'll start to lay the groundwork for two new brick & mortar locations by 2025.



4. Product Development:

We already touch on every corner of the home and have a product roadmap (and artisan network) for expansion.

5. Artisan Initiatives:

Lay the groundwork for a robust artisan training program in partnerships with leaders in the communities we work in.

Impact

Considering our impact is core to who we are



We believe good design goes hand-in-hand with being considerate of people, the planet, and its resources. We're committed to running our business through a lens of equity—whether that's interacting with our customers, team, artisan partners, or local communities. By considering the impact we have on the lives of each individual we touch and the environment, we can further our goal of building a more equitable and just future. We believe in building the future of responsible retail.

Read: 2020 Impact Report

We're a B Corporation!

In 2021 we completed our B Corp certification after a rigorous two-year assessment. Average businesses receive a score of 50.9, with a qualifying score of 80. MINNA received a score of **104.3**. We were placed on two Impact Business

Model (IBM) tracts: *Supply Chain Poverty Alleviation and Arts, Media*, and *Culture* for craft preservation.

Supply Chain Poverty Alleviation (IBM)

MINNA creates job opportunities in high poverty rate regions of the world. Year over year we commit to stable employment, growing our investment in each region.

- MINNA wages are **4.2x** higher than minimum wages per country.
- MINNA wages are **3.8x** higher than fair wages per country.



Investors

No funding to date

This is our first round of funding. Prior to this raise, the company was bootstrapped by the founder and re-investing our profits to grow.

Founders



Sara Berks

Founder & CEO

Meet Sara, the visionary founder and CEO behind MINNA. Named one of Dwell Magazine's *30 Emerging Talents in the World of Design*, Sara's singular style and conscience-driven work are beloved internationally.

A weaver and painter, Sara has a distinct understanding of what it takes to create timeless pieces for the home. Her design background from SVA helped hone the identity of MINNA, but ultimately it was her passion for learning about artisanal textiles that led her to work in Latin America. Sara's dedication to honoring these artisans has led to creating steady workstreams through MINNA that aid in craft preservation and job creation in Mexico, Guatemala, Uruguay, Bolivia, and Peru.

One of MINNA's advisors Amy Chender says, "Sara uniquely has both high-level right and left brain capacity. Her ability to analyze complex quantitative concepts and build growth models, coupled with a singular design aesthetic have allowed her to expertly lead both sides of the business dynamically. It's a rare opportunity to work with this level of talent."

Why the name MINNA? The name MINNA comes from Sara's maternal grandmother's name, dropped upon her arrival to the United States from Germany in 1940. Sara loved this story: nostalgic with a touch of rebellion.

Team

	Amy Chender	Advisor
	Holly Howard	Advisor
	Sam Tannenbaum	Design & Development Lead
	Guillermo Macías	Advisor
	Sara Berks	Founder & CEO
	Suzanne Fonzi	Head of Operations
	Manpreet Kalra	Advisor
	Agatha Kluk	Legal Counsel
	Rhonda Lowry	Fulfillment & Inventory
	Cate Collins	Retail Manager

Perks

$100	1/500 chance to win a MINNA rug of your choice. 20% discount code, one time use, valid one month.
$250	1/300 chance to win a MINNA rug of your choice. 5 x 7 in limited edition art print by the founder. 20% discount code (valid 1 month, unlimited usage).
$500	1/200 chance to win a MINNA rug of your choice. 20% discount code (valid 3 months, unlimited usage) 5 x 7 in limited edition art print by the founder. Early access to new product launches.
$1,000	1/100 chance to win a MINNA rug of your choice. 20% discount code (valid 1 year, unlimited usage). 8 x 10 in limited edition art print by the founder. Early access to new product launches.
$2,200	1/50 chance to win a MINNA rug of your choice. Personalized 20% discount code, shareable with friends & family (valid 1 year, unlimited usage) 8 x 10 in limited edition art print by the founder. Early access to new product launches.
$5,000	1/20 chance to win a MINNA rug of your choice. Personalized 20% discount code, shareable with friends & family (valid 1 year, unlimited usage). 8 x 10 in limited edition art print by the founder. Early access to new product launches.

$10,000	Your choice of MINNA products, up to a $1,500 retail value (excludes non-MINNA product, shipping within the U.S.) 8 x 10 in limited edition art print by the founder. Early access to new product launches.
$25,000	Your choice of MINNA products, up to a $2,000 retail value (excludes non-MINNA product, shipping within the U.S.) Early access to new product launches. 8 x 10 in limited edition art print by the founder. A 1-1 introductory call with the founder. Quarterly updates.
$50,000	Your choice of MINNA products, up to a $4,000 retail value (excludes non-MINNA product, shipping within the U.S.) A 1-1 introductory call with the founder. 9 x 12 in original watercolor painting by the founder. Early access to new product launches. Quarterly updates.
$100,000	Your choice of MINNA products, up to a $6,000 retail value (excludes non-MINNA product, shipping within the U.S.) A 1-1 introductory call with the founder. 9 x 12 in original watercolor painting by the founder. Early access to new product launches. Quarterly updates.
$200,000	Your choice of MINNA products, up to a $6,000 retail value (excludes non-MINNA product, shipping within the U.S.) A 1-1 introductory call with the founder. Early access to new product launches. 9 x 12 in original watercolor painting by the founder. Annual call with leadership team and advisors. Quarterly updates.

FAQ

**Where can I
learn more
about your
manufacturing
practices?**

Great question! Our website is filled with
information about our manufacturing
philosophy and approach. Check out these
links:
Manufacturing
Techniques
Artisan Partners
2020 Impact Report

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.